Exhibit 99.3

                                                                  NASDAQ: APM

Aptorum Group establishes Smart Pharma to Focus on Computational Repurposed Drug Discovery for Orphan and unmet Diseases

Asia/Singapore, Apr 24, 2019

Aptorum Group Limited (Nasdaq: APM) today announced the establishment of a new subsidiary group, Smart Pharma (“SmartP”), which operates its novel computational repurposed drug discovery, modeling and validation platform, together referred to as the “Smart-ACTTM” platform.

Smart-ACTTM stands for Accelerated Commercialization of Therapeutics and encompasses state-of-the-art technology in systematic screening of existing approved drug molecules against selected therapeutic targets. Specifically, the Smart-ACTTM platform comprises of a network of modules and processes that simulate the effectiveness of drug molecules against diseases for outcome prediction and selection. The Smart-ACTTM platform will initially focus on the screening drug molecules for orphan diseases or unmet medical needs.

To date, SmartP has, under the recently established Smart-ACTTM platform, successfully screened 1,615 compounds against 3 therapeutic target proteins which are related to poor prognosis of neuroblastoma (“NB”). NB is a type of cancer that forms in certain types of nerve tissue and most frequently in the adrenal glands as well as spine, chest, abdomen or neck. The preliminary results from the Smart-ACTTM platform have now identified a number of potential repurposed drug candidates that could show promise against such disease. SmartP will next move on to conduct further in vitro and in vivo validation of these candidates through collaboration with Aptorum Group Limited to assess and validate the candidates’ usage for such new indication.

Drug repurposing typically involves the use of an approved drug or a drug under development for an indication than that for which it was originally developed. The safety profiles and CMC perspectives of these drug molecules are typically well-established and therefore drug repurposing represents a lower risk approach for drug discovery/development. One of the better-known examples of successful drug repurposing is thalidomide, which was originally developed to treat morning sickness but withdrawn from the market due to its birth defect side effects. Later, it was repurposed for the treatment of multiple myeloma.

SmartP targets to discover up to 10 repurposed drug candidates per annum under the Smart-ACTTM platform, which will continue to develop and enrich its library of intellectual property for such discoveries.

Further information on the Smart-ACTTM platform can be found on our website: http://www.smtph.com.

Founder of Aptorum Group and Smart Pharma, Mr. Ian Huen, commented: “Our Smart-ACTTM platform is a novel tool that we believe completely transforms the drug repurposing and discovery industry which traditionally relied on scattered and serendipitous discoveries. Instead, our Smart-ACTTM platform is based on computerized processes to perform systematic screening and prediction of drug molecules to accelerate the commercialization of therapeutics, with initial focus on orphan diseases and unmet medical needs. Aptorum Group is very excited with the development of Smart Pharma, with whom it will be actively seeking collaboration and co-development opportunities with the wider industry.”

About Aptorum Group Limited

Aptorum Group Limited (Nasdaq: APM) is a pharmaceutical company dedicated to developing and commercializing a broad range of therapeutic and diagnostic technologies to tackle unmet medical needs. Aptorum Group is pursuing therapeutic and diagnostic projects in neurology, infectious diseases, gastroenterology, oncology and other disease areas as well as non-therapeutic areas such as surgical robotics and the operations of its medical clinic in Hong Kong, Talem Medical, with the initial focus on treatment of chronic diseases resulting from modern sedentary lifestyles and aging population.

17/F Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong 香港干諾道中148號粵海投資大廈17樓

T: (852) 2117 6611 ● F: (852) 2850 7286 ● www.aptorumgroup.com

                                                                  NASDAQ: APM

For more information about Aptorum Group Limited, please visit www.aptorumgroup.com.

About Smart Pharma

Smart Pharma’s holding company, SMTPH Limited, and its group companies are wholly-owned subsidiaries of Aptorum Group Limited, focuses on deploying its Smart-ACTTM platform to revolutionize pharmaceutical discovery and development.

For more information about Smart Pharma, please visit www.smtph.com.

Disclaimer and Forward-Looking Statements

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future. Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Contact:

For Aptorum Group Limited

Contact

Investor Relations and Media

Tel: +852 2117 6611

Email: investor.relations@aptorumgroup.com

Website: http://www.aptorumgroup.com

For Smart Pharma

Contact

Information Request

Tel: +852 2117 6611

Email: info@smtph.com

Website: http://www.smtph.com

17/F Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong 香港干諾道中148號粵海投資大廈17樓

T: (852) 2117 6611 ● F: (852) 2850 7286 ● www.aptorumgroup.com

2